50

SECUR 05038128 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 28 2005 WASH. D.C. 213 PROCESSING SECTION

SEC FILE NUMBER
8- 48642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE LAWRENCE D. VITEZ CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6525 MORRISON BLVD., SUITE 108
(No. and Street)

CHARLOTTE (City) NC (State) 28211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. LAWRENCE D. VITEZ, PRESIDENT 704-366-0466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREER & WALKER, LLP
(Name – *if individual, state last, first, middle name*)

201 SOUTH TRYON STREET, SUITE 1500 (Address) CHARLOTTE (City) NC (State) 28202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

50 3/16/05

DB 3-16

OATH OR AFFIRMATION

I, LAWRENCE D. VITEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE LAWRENCE D. VITEZ CORPORATION, INC. DBA CONSOLIDATED SECURITIES, as of FEBRUARY 2, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREER & WALKER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Lawrence D. Vitez Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of The Lawrence D. Vitez Corporation (the "Company") for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

SOUTH TRYON SQUARE
201 SOUTH TRYON STREET • SUITE 1500
CHARLOTTE, NC 28202
TEL 704.377.0239 • FAX 704.377.8663
WWW.GREERWALKER.COM

MEMBERS OF:
AMERICAN INSTITUTE OF CPAS
NORTH CAROLINA ASSOCIATION OF CPAS
PKF NORTH AMERICAN NETWORK

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Green & Walker, LLP

February 2, 2005

THE LAWRENCE D. VITEZ CORPORATION

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2004 and
Independent Auditors' Report

The Lawrence D. Vitez Corporation

Table of Contents - December 31, 2004

GREER & WALKER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Lawrence D. Vitez Corporation:

We have audited the accompanying statement of financial condition of The Lawrence D. Vitez Corporation as of December 31, 2004 and the related statements of income, of changes in stockholder's equity, of changes in liabilities subordinated to claims of general creditors, and of cash flows for the year then ended, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Lawrence D. Vitez Corporation as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 10 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greer & Walker, LLP

February 2, 2005

SOUTH TRYON SQUARE
201 SOUTH TRYON STREET • SUITE 1500
CHARLOTTE, NC 28202
TEL 704.377.0239 • FAX 704.377.8663
WWW.GREERWALKER.COM

MEMBERS OF:
AMERICAN INSTITUTE OF CPAS
NORTH CAROLINA ASSOCIATION OF CPAS
PKF NORTH AMERICAN NETWORK

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	92,309
Broker-dealer commissions receivable		70,872
Prepaid expenses		1,980
Total current assets		165,161
PROPERTY:		
Vehicles		73,987
Office furniture and equipment		102,662
Total		176,649
Less accumulated depreciation		121,305
Property, net		55,344
TOTAL ASSETS	$	220,505

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Current portion of note payable to stockholder	$	5,638
Accounts payable		36,294
Total current liabilities		41,932
NOTE PAYABLE TO STOCKHOLDER		22,572
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value (100 shares authorized; 10 shares issued and outstanding)		10
Additional paid-in capital		990
Retained earnings		155,001
Total stockholder's equity		156,001
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	220,505

See notes to financial statements.

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Broker-dealer commissions	$ 810,251
Investment advisory fees and commissions	142,566
Insurance commissions	60,036
Interest	2,003
Other income	11,633
Total	1,026,489
EXPENSES:	
Salaries	306,773
Retirement plan contributions	51,590
Payroll taxes	16,958
Broker-dealer administrative expenses	41,526
Commissions	44,643
Depreciation	20,688
Rent	27,009
Office supplies and expense	19,165
Licensing and professional fees	15,503
Insurance	22,378
Travel and entertainment	8,923
Dues and subscriptions	4,292
Marketing	2,641
Other	2,729
Total	584,818
INCOME FROM OPERATIONS	441,671
OTHER EXPENSE: Interest	(502)
NET INCOME	$ 441,169

See notes to financial statements.

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings
BALANCE, DECEMBER 31, 2003	$ 10	$ 990	$ 149,332
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2004			441,169
DIVIDENDS PAID TO STOCKHOLDER			(435,500)
BALANCE, DECEMBER 31, 2004	$ 10	$ 990	$ 155,001

See notes to financial statements.

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2004

SUBORDINATED LIABILITIES, DECEMBER 31, 2003	$ -
CHANGE IN SUBORDINATED LIABILITIES FOR THE YEAR ENDED DECEMBER 31, 2004	-
SUBORDINATED LIABILITIES, DECEMBER 31, 2004	$ -

See notes to financial statements.

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	441,169
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation		20,688
Changes in operating assets and liabilities:		
Accounts receivable		(6,385)
Prepaid assets		(310)
Accounts payable		25,517
Net cash provided by operating activities		480,679
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property		(8,461)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on note payable to stockholder		(1,790)
Dividends paid to stockholder		(435,500)
Net cash applied to financing activities		(437,290)
NET INCREASE IN CASH AND CASH EQUIVALENTS		34,928
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2003		57,381
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2004	$	92,309

See notes to financial statements.

THE LAWRENCE D. VITEZ CORPORATION

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - The Lawrence D. Vitez Corporation (the "Company") is incorporated in the State of North Carolina and operates as a registered investment advisory firm, a licensed independent insurance agency, and a registered broker-dealer. The Company handles investment capital on behalf of clients including individuals, businesses and retirement plans. As a registered broker-dealer, the Company is primarily involved in the purchase and sale of mutual funds and direct participation programs on behalf of its clients. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Security Dealers. (The Company conducts its broker-dealer activities using a trade name of "Consolidated Securities".)

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Property - Property is stated at cost. Depreciation is provided over estimated useful lives using an accelerated method.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Commission Income - Commission income and related expenses are recorded on a settlement date basis. The difference between the settlement date basis and trade date basis is not a significant amount.

Revenue Recognition - The Company bills its management advisory fees at the beginning of each calendar quarter. (Annual fees range from .25% to .75% of the assets under management, and are negotiable.) Accounts receivable may relate to advisory fees, fees and commissions from mutual funds, and insurance commissions, all of which are recognized when earned.

Income Taxes - Under the provisions of the Internal Revenue Code, the Company has elected to be taxed as an "S" corporation. Under such election, the Company's taxable income or loss and tax credits are passed through to its stockholder for inclusion in his individual tax returns. Timing differences exist between income recognized for financial reporting and income tax purposes. These differences result primarily from differences in depreciation, and use of the accrual basis of accounting for financial reporting purposes and the cash basis of accounting for income tax purposes.

2. NOTE PAYABLE

As of December 31, 2004, the Company had a note payable to its stockholder, collateralized by an automobile. The note is payable in monthly installments of $550, including interest at 3.74%, through August 2009.

Scheduled principal maturities relating to this note payable as of December 31, 2004 were as follows:

Year Ending:	
2005	$ 5,638
2006	5,853
2007	6,075
2008	6,307
2009	4,337
Total	28,210
Less current portion	5,638
Long-term portion	$22,572

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company had net capital of $96,831 which was $91,831 in excess of its required net capital of $5,000. The Company's net capital ratio was .67 to 1.

4. RETIREMENT PLAN

The Company maintains a qualified retirement plan under which eligible employees may defer a portion of their annual compensation, pursuant to Section 401(k) of the Internal Revenue Code. The plan covers substantially all full-time employees. Company contributions to the plan are made at the discretion of management. Contributions to the plan for the year ended December 31, 2004 totaled $51,590.

5. LEASE COMMITMENT

The Company leases its office space under a long-term operating lease expiring in March 2009. Total rent expense for the year ended December 31, 2004 was $27,009.

Future minimum rental payments required under this operating lease as of December 31, 2004 are as follows:

Year Ending:	
2005	$ 30,554
2006	31,776
2007	33,047
2008	34,369
2009	5,765
Total	$ 135,511

The Company subleases a portion of its office to a business on a month-to-month basis. Revenue from the sublease totaled $11,633 for the year ended December 31, 2004.

6. CASH FLOW INFORMATION

Supplemental cash flow information for the year ended December 31, 2004 is as follows:

Cash payments for interest	$ 502
Property financed through assumption of note payable	$ 30,000

THE LAWRENCE D. VITEZ CORPORATION

SUPPLEMENTAL DISCLOSURES, DECEMBER 31, 2004

1. The Company is exempt from the SEC Rule 15c3-3 Reserve Requirement under exemption k(2)ii.

See independent auditors' report.

THE LAWRENCE D. VITEZ CORPORATION

RECONCILIATION OF NET CAPITAL AS OF DECEMBER 31, 2004
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL, DECEMBER 31, 2004 (Unaudited)	$	98,850
ADJUSTMENTS:		
Additions to accounts receivable		26,402
Haircut on money market fund		(1,846)
Reduction in accounts payable		1,635
Addition of note payable to stockholder		(28,210)
NET CAPITAL, DECEMBER 31, 2004 (Audited)	$	96,831

See independent auditors' report.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		156,001 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		156,001 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		156,001 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	57,324 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	-57,324 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		98,677 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	[3660]	
	B. Subordinated securities borrowings	[3670]	
	C. Trading and investment securities:		

See independent auditors' report.

1. Exempted securities	[3735]	
2. Debt securities	[3733]	
3. Options	[3730]	
4. Other securities	1,846 [3734]	
D. Undue Concentration	[3650]	
E. Other (List)		
[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	-1,846 [3740]
10. Net Capital		96,831 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	4,300 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	91,831 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	90,380 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		64,504 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

See independent auditors' report.

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	64,504 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 67 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

See independent auditors' report.